1660 Wynkoop Street, Suite 1000

Denver, Colorado  80202-1132

Phone: (303) 575-6502

Fax: (303) 595-9385

Email: swenger@royalgold.com

www.royalgold.com

VIA EDGAR

February 16, 2017

Craig Arakawa

Branch Chief, Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4628

Re:                             Royal Gold, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed August 11, 2016

File No. 001-13357

Dear Mr. Arakawa:

On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), this letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing set forth in a letter dated February 10, 2017 addressed to Mr. Stefan Wenger, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”). This response is based on our internal analysis and discussions with our advisors.

Form 10-K for the Fiscal Year Ended June 30, 2016

Financial Statements

3. Acquisitions

Termination of Royalty Interest at Carmen de Andacollo, page 72

1.              Comment:  We note you received $345 million from CMCA related to the termination of your royalty interest at Carmen de Andacollo on July 9, 2015.  You also indicated in your earnings call for the quarter ended September 30, 2016 that no gain was recorded for financial reporting purposes.  Given that you disclose the net carrying value of the Andacollo royalty on the date of termination was approximately $207.5 million, please tell us why the termination did not result in gain recognition, explain how you recorded the transaction and provide authoritative literature that supports your accounting.

Response:  Please note that this transaction, as well as a contemporaneous transaction (entered into on the same date with the same counterparty and for the same mineral property) is discussed in Note 3 of the notes to consolidated financial statements in our Form 10-K for the Fiscal Year Ended June 30, 2016 (“Fiscal 2016 10-K”). On July 9, 2015, Royal Gold Chile Limitada (“RG Chile”), a wholly-owned subsidiary of Royal Gold, Inc., entered into a royalty termination agreement with Compañía Minera Teck Carmen de Andacollo (“CMCA”) whereby RG Chile terminated its royalty interest in the Andacollo copper-gold mine in exchange for total cash consideration of $345 million, paid by CMCA (the “Royalty Termination”).  Also, on July 9, 2015, RGLD Gold AG, another wholly-owned subsidiary of the Company, entered into a gold stream agreement (accounted for as a mineral interest) with CMCA for 100% of the gold produced from the Andacollo copper-gold mine in exchange for a $525 million advance payment in cash (the “Stream Acquisition”). The net effect of these transactions was the Company paying an additional $180 million to convert their gold royalty interest in the Andacollo copper-gold mine into a gold streaming arrangement on the same mine.

As part of the Company’s accounting treatment evaluation for the Stream Acquisition and Royalty Termination, the Company first considered whether the two agreements (Stream Acquisition and Royalty Termination) should be accounted for separately or as a single contemporaneous transaction.  To account for these as two separate transactions would result in the Company recording a gain of $137.5 million on the Royalty Termination and then recording a $525 million Stream Acquisition on the same mine acquired by the Company from the same counterparty at the same time, thus resulting in additional depletion that over time would offset the gain recorded on the Royalty Termination.  Although there is little guidance in the authoritative accounting literature in accounting for contemporaneous transactions, the Company considered the following accounting guidance, from which we quote relevant language below: ASC 810, Consolidations, ASC 605, Revenue, ASC 845, Nonmonetary Transactions, and ASC 815, Derivatives.

ASC 810-10-40-6 provides:

40-6 A parent may cease to have a controlling financial interest in a subsidiary through two or more arrangements (transactions). Circumstances sometimes indicate that the multiple arrangements should be accounted for as a single transaction. In determining whether to account for the arrangements as a single transaction, a parent shall consider all of the terms and conditions of the arrangements and their economic effects. Any of the following may indicate that the parent should account for the multiple arrangements as a single transaction:

a.              They are entered into at the same time or in contemplation of one another.

b.              They form a single transaction designed to achieve an overall commercial effect.

c.               The occurrence of one arrangement is dependent on the occurrence of at least one other arrangement.

d.              One arrangement considered on its own is not economically justified, but they are economically justified when considered together. An example is when one disposal is priced below market, compensated for by a subsequent disposal priced above market.

ASC 605-25-25-3 provides:

25-3 In applying the guidance in this Subtopic, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary.

ASC 845-10-15-6 provides, for a simultaneous exchange of inventory transaction:

15-6 The guidance in the Purchases and Sales of Inventory with the Same Counterparty Subsections applies to all inventory purchase and sales arrangements, including the following transactions:

a.              Two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another and are combined.

b.              Situations in which one inventory transaction is legally contingent upon the performance of another inventory transaction with the same counterparty. In these situations the two transactions are deemed to have been entered into in contemplation of one another and would be considered a single exchange transaction subject to the scope of the Purchases and Sales of Inventory with the Same Counterparty Subsections.

ASC 815-10-15 provides, for combining derivatives:

15-8 In some circumstances, an entity could enter into two or more legally separate transactions that, if combined, would generate a result that is economically similar to entering into a single transaction that would be accounted for as a derivative instrument under this Subtopic. For guidance on circumstances in which two or more contracts that have been determined to be derivative instruments within the scope of this Subtopic must be viewed as a unit, see the guidance beginning in paragraph 815-10-25-6. For guidance on circumstances in which two or more contracts that have been determined to be options within the scope of this Subtopic must be viewed in combination, see the guidance beginning in paragraph 815-10-25-7.

15-9 If two or more separate transactions may have been entered into in an attempt to circumvent the provisions of this Subtopic, the following indicators shall be considered in the aggregate and, if present, shall cause the transactions to be viewed as a unit and not separately:

a.              The transactions were entered into contemporaneously and in contemplation of one another.

b.              The transactions were executed with the same counterparty (or structured through an intermediary).

c.               The transactions relate to the same risk.

d.              There is no apparent economic need or substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.

Based on the above guidance, the Company concluded that it should account for the two agreements (Stream Acquisition and Royalty Termination) as a single transaction because (a) both transactions closed on the same date, (b) both transactions were with the same counterparty, (c) the same mineral interest (gold) was part of both transactions, and (d) it was extremely unlikely the Company would have sold the Andacollo gold royalty without the Andacollo gold stream transaction.

Upon determination that the Royalty Termination and Stream Acquisition should be treated as a single contemporaneous transaction, the Company next considered whether the transaction qualifies as a non-monetary exchange.  The Company looked to ASC 845, Nonmonetary Transactions, specifically, ASC 845-10-25-1, which explains the basic principle of recognition of non-monetary transactions.  The result of the Royalty Termination and Stream Acquisition is the Company continues to retain the risks and rewards that are customary when holding mineral interests.  As the usual risks and rewards of ownership of the mineral interest, including reserve risk, price risk, operating risk, and political risk in the Andacollo mine are not transferred as a result of the Royalty Termination and the Stream Acquisition, the nonmonetary transaction guidance outlined in ASC 845, which would require accounting for the transaction using fair value of the properties involved in the transaction, is not applicable, and other guidance should be used.

In evaluating appropriate gain or loss treatment, the Company looked to ASC 930, Extractive Industries — Mining, for initial measurement guidance as this standard relates to mining activities.  However, ASC 930 does not provide significant guidance for this transaction.  Therefore, the Company looked at ASC 932, Extractive Industries — Oil and Gas, for additional guidance.  ASC 932 provides guidance for analogous situations in the oil and gas industry, specifically in relation to the accounting for mineral property conveyances and related transactions.  It is also important to note that the Company has historically looked to guidance within ASC 932 as part of its accounting considerations around royalty and stream (mineral property) acquisitions. While ASC 930 does not provide definitive guidance, we believe it is appropriate to rely on because the underlying business is the same and the underlying accounting framework is similar.

Accordingly, the Company looked to the guidance within ASC 932-360-40-8 for any gain or loss treatment as part of this transaction.  Due to the long-term nature of the Andacollo gold stream interest, the Company determined that no gain should be recognized as part of the transaction as “… substantial uncertainty exists about the recovery of costs applicable to the retained interest” and the “… seller has substantial obligation for future performance …”.  Further, ASC 932-360-55-6 provides guidance on exchange of an operating interest for another operating interest and states that no gain or loss should be recognized at the time of the transaction.

Overall, the substance of these arrangements was for the Company to pay cash consideration for additional rights and cash flows in the same underlying mineral property.  The accounting model under ASC 360, Property, Plant and Equipment is a cost accumulation model.  The Company does not believe that separating these transactions by their form results in the culmination of an earnings process or the transfer of control and the risks and rewards of ownership of the underlying property to a third party.

Based on the above accounting considerations and guidance, the Company made the following consolidated accounting entries upon initial measurement:

	Debit	Credit	Description
Cash	$345,000,000		Monetary consideration received for the Andacollo royalty termination
Cash		$525,000,000	Monetary consideration paid for the Andacollo stream acquisition
Stream and royalty interests, net (Andacollo)		$207,500,000	Net carrying value of Andacollo royalty on date of transaction
Stream and royalty interests, net (Andacollo)	$387,500,000		Andacollo stream value upon acquisition

Consistent with the Company’s Stream and Royalty Interests accounting policy as discussed in our Fiscal 2016 10-K, the Andacollo gold stream interest will be depleted using the units of production method over the life of the mine (as sales occur under the stream interest).  The Company also continues to monitor the Andacollo gold stream for impairment indicators, consistent with our Asset Impairment accounting policy as discussed in our Fiscal 2016 10-K.

*              *              *

Please direct any questions or comments regarding the foregoing to the undersigned at (303) 575-6502.

Sincerely,

/s/ Stefan Wenger
Stefan Wenger
Chief Financial Officer and Treasurer

cc:                                Tony Jensen, President and Chief Executive Officer

Paul Hilton, Esq., Hogan Lovells US LLP